

September 9, 2013

<u>Via E-mail</u>
Richard E. Waugh
Chief Executive Officer and Director
The Bank of Nova Scotia
44 King St. West
Scotia Plaza, 8th Floor
Toronto, Ontario, Canada M5H 1H1

> **Re:** **The Bank of Nova Scotia**
> **Form 40-F for Fiscal Year Ended October 31, 2012**
> **Filed December 7, 2012**
> **File No. 002-09048**

Dear Mr. Waugh:

We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

Sincerely,

/s/ Michael Seaman for

Suzanne Hayes
Assistant Director